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June 18, 2007
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Kevin Woody and Ms. Amanda Jaffe

Re:	iPayment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 14, 2007
File No. 0-50280

Dear Mr. Woody and Ms. Jaffe:
     On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff of the Securities and Exchange Commission (the “Commission”) five marked copies of the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2006 (the “Annual Report”). The enclosed Annual Report has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated June 4, 2007 (the “Comment Letter”). The Annual Report was initially filed with the Commission on March 8, 2007.
     Set forth below are the Company’s responses to the comments contained in the Comment Letter. These responses reflect the information discussed with you in a telephone conference call with management of the Company on June 14, 2007. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. Page numbers refer to page numbers of the Annual Report as refiled on the date of this letter. The information included herein has been provided to us by management of the Company.

ALMATY   ANKARA     BANGKOK   BEIJING     BERLIN     BRATISLAVA     BRUSSELS     BUDAPEST     DRESDEN     DUSSELDORF     FRANKFURT     HAMBURG      HELSINKI     HONG KONG    ISTANBUL     JOHANNESBURG     LONDON     LOS ANGELES     MEXICO CITY     MIAMI     MILAN     MOSCOW     MUNICH      NEW YORK     PALO ALTO     PARIS     PRAGUE      RIYADH     SAO  PAULO     SHANGHAI     SINGAPORE      STOCKHOLM   TOKYO   WARSAW   WASHINGTON, DC

Securities and Exchange Commission

June 18, 2007
Form 10-K for fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29
1.	Please provide to us your substantive justification as to why management believes the presentation of EBITDA and adjusted EBITDA as non-GAAP financial measures provides useful information to investors. Refer to II.B.2 and footnote 44 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures, SEC Release 33-8176.
Response:
The Company has reviewed its disclosure of EBITDA and Adjusted EBITDA and has decided to remove the presentation of both of these items in the amended filing. The Company’s inclusion of adjusted EBITDA in its Form S-4 referenced specific items for the fiscal year ended December 31, 2005 excluded from the definition of “consolidated interest expense” as defined in the indenture governing the Company’s senior subordinated notes. Due to the fact that no period from 2005 would be included in any calculation of consolidated interest expense, this information is no longer useful to investors. The Company also considered footnote 44 to SEC Release 33-8176. The Company believes that EBITDA may be a measure that investors consider useful; however, notes that investors are provided with sufficient information to calculate this measure themselves if they so wish. The Company believes that this approach is consistent with that of other similarly-situated companies.
2.	We note that you have included EBITDA and adjusted EBITDA because, “they provide management with important information for assessing our performance and as indicators of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.” Based on this description, it appears that you consider these measures to be both performance and liquidity measures. Please tell us your basis for considering EBITDA and adjusted EBITDA to be both performance and liquidity measures. To the extent that you consider these to be liquidity measures, please revise to provide a reconciliation to the most directly comparable GAAP measure and all required disclosures for liquidity measures under Item 10(e) of Regulation S-K. Refer to questions 8, 12 and 15 of the Frequently Asked Questions Regarding the Use of Non GAAP Financial Measures issued June 13, 2003.
Response:
The Company refers the Staff to its response to Comment No. 1.

Securities and Exchange Commission

June 18, 2007
Financial Statements
Note 2. Summary of Significant Accounting Policies
Share-based compensation, page 46
3.	We note your disclosure that all stock options and restricted stock awards were exercised at the closing of the transaction and accordingly no compensation expense was recognized in accordance with SFAS 123(R) for the period from May 11, 2006 to December 31, 2006. However, based on your adjustments to net income to arrive at net cash provided by operating activities in your consolidated statement of cash flows it appears that some stock-based compensation was recorded during this period. Please explain.
Response:
The Company confirms that all stock options were exercised and the vesting of all restricted stock was accelerated as of the close of the merger between iPayment Holdings, Inc. and iPayment MergerCo, Inc. on May 10, 2006 (the “Transaction”). Accordingly, no compensation expense was recognized pursuant to SFAS No. 123R for the period from May 11, 2006 to December 31, 2006 (the “Successor Period”). Upon further review of the Staff’s comment, the Company became aware that $3,253,000 of Stock-Based Compensation currently reflected in the Consolidated Statement of Cash Flows in the Successor Period should have been reflected as Depreciation and Amortization in the same period. Accordingly, the same amount should have been reflected in Stock-Based Compensation and not in Depreciation and Amortization in the period from January 1, 2006 to May 10, 2006 (the “Predecessor Period”). The Company has attached as Exhibit A a chart summarizing the current presentation and the alternative presentation reflecting reclassification of the amount described above.
The Company bifurcated fiscal 2006 into two stub periods — the Predecessor Period and the Successor Period — as a result of the Transaction. The Company’s management has evaluated whether to amend the Consolidated Statements of Cash Flows for these periods to reflect the reclassification between the two line items described above.
In connection with this evaluation, management noted that such an amendment would not result in any net impact on the amounts of Net Cash Provided by Operating Activities in either the Successor Period or the Predecessor Period. In addition, the Company considered SAB 99 and evaluated the qualitative impact the reclassifications would have on the alternative presentation and noted that there would be no impact on the Company’s compliance with its debt covenants and no impact on its bonus plans. The Company also noted that the reclassifications would not affect its operations nor have any impact on its bondholders.
As a result of the foregoing, the Company believes that the incorrect classification described above does not warrant any modification to the historical Consolidated

Securities and Exchange Commission

June 18, 2007
Statements of Cash Flows. The Company will adopt corrected classification of these items for future periods.
4.	Based on the information in your consolidated statements of changes in stockholders’ equity, it appears that you recorded restricted stock expense in 2004 and 2005. Please tell us how such awards are reflected in the consolidated statements of cash flows.
Response:
Restricted stock expense is recorded within the Depreciation and Amortization caption within the Consolidated Statement of Cash Flows. The amounts of amortization of restricted stock was $160,000, $1,530,000 and $1,092,000 for the period from January 1, 2006 to May 10, 2006, and the years ended December 31, 2005 and 2004, respectively. As a percentage of net cash provided by operating activities, amortization of restricted stock was 0.3%, 2.0% and 2.8% for the period from January 1, 2006 to May 10, 2006, and the years ended December 31, 2005 and 2004, respectively. As a result, the Company determined that the presentation is appropriate.
Note 6. Long-Term Debt, page 53
5.	Please tell us your basis for amortizing debt issuance costs on a straight-line basis rather than using the effective interest method. To the extent that you believe the straight-line method approximates the effective interest method, please confirm this to us and revise to disclose this fact.
Response:
From 2004 through Q1 2007, the Company used the straight-line method to amortize debt issuance costs because management believed it materially approximated the effective interest method. The use of the straight-line method caused the Company to recognize greater interest expense than the effective interest method in all periods from the first quarter of 2004 through first quarter of 2007.
The Company has evaluated the period-to-period differences between the two methods and found that the effect of using the straight-line method instead of effective interest method is not material. The Company considered SAB 108 in evaluating the cumulative effect of the differences between the two methods and noted the differences were not material. Specifically, for the period January 1, 2004 to May 10, 2006, the cumulative difference between the two methods amounts to approximately $260,000. This equals 1.56% of net interest expense, 0.04% of long-term debt, and 0.27% of pretax income. Using the effective interest method instead of the straight-line amortization method would have resulted in no difference to earnings per share in the first quarter of 2006 and only one cent difference, or less than one percent, in each of the preceding fiscal years (2005 and 2004).

Securities and Exchange Commission

June 18, 2007
Following the Transaction, the Company’s key stakeholders are its bondholders. Cash flow measures are most important to the bondholders. Therefore, the impact of using the straight-line method versus the effective interest method is diminished. For the period from May 10, 2006 to March 31, 2007, the cumulative difference between the use of the effective interest method and the straight-line method was approximately $490,000. This equals 0.89% of net interest expense and 0.07% of long-term debt.
The difference between the use of the straight-line amortization method and the effective interest amortization method had no impact on the Company’s compliance with its debt covenants and no impact on its bonus plans.
As a result, the Company has determined that the effective interest method approximates the straight-line method and has included a statement to this effect in its amended filing within Footnote 6 “Long-Term Debt” of the Notes to the Consolidated Financial Statements.
Note 9. Related Party Transactions, page 56
6.	Please tell us whether you can substantiate your statement that all transactions with related parties were conducted at arm’s length. In the alternative, you may remove this statement. Refer to paragraph 3 of SFAS 57.
Response:
The Company has deleted the statement referred to in the Staff’s comment in its amendment to the Form 10-K.
Exhibits
Exhibits 31.1 and 31.2
7.	We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and revise your certifications to exclude the title of the certifying individual from the opening sentence in an amended filing.

Response:

The Company confirms that its officers signed the certifications contained in Exhibits 31.1 and 31.2 in their personal capacities. The Company has filed an amendment to the Form 10-K with revised certifications.

Securities and Exchange Commission

June 18, 2007
Exhibits 32.1 and 32.2
8.	We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(b) identifies the incorrect periodic report. Please file an amendment to the Form 10-K for the year ended December 31, 2006 that includes the entire periodic report and new, corrected certifications.

Response:

The Company has filed an amendment to the Form 10-K with revised certifications as Exhibits 32.1 and 32.2.
Form 10-Q for fiscal quarter ended March 31, 2007
Exhibits
Exhibits 31.1 and 31.2
9.	We note that you refer to the “quarterly report” in paragraph 2 of your certifications. In future filings, please revise to refer to the “report,” rather than the “quarterly report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Response:

The Company notes the Staff’s comment and will act accordingly with respect to future filings. The Company has filed an amendment to its Form 10-Q for the quarterly period ended March 31, 2007 to delete the references to EBITDA and adjusted EBITDA as referred to in Comments No. 1 and 2. The Company has filed amended certifications that conform to the Staff’s comment with such amendment to the Form 10-Q.
* * *
     Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP

iPAYMENT, INC.
EXHIBIT A - COMMENTS 3-4
(In thousands)

		Period From
		May 11	January 1
	Year Ended	through	through
	December 31,	December 31	May 10	Year Ended December 31
	2006	2006	2006	2005	2004
		Successor	Predecessor	Predecessor	Predecessor

CURRENT PRESENTATION

Depreciation and amortization	39,584	22,305	17,279	40,657	20,143
Stock-based compensation	7,719	3,253	4,466	—	—

Net cash provided by operating activities	58,228	9,787	48,441	76,228	38,451

ALTERNATIVE PRESENTATION

Depreciation and amortization	39,584	25,558	14,026	40,657	20,143
Stock-based compensation	7,719	—	7,719	—	—

Net cash provided by operating activities	58,228	9,787	48,441	76,228	38,451

Amortization of restricted stock	160	—	160	1,530	1,092

Net cash provided by operating activities	58,228	9,787	48,441	76,228	38,451
% of net cash provided by operating activities	0.3%	N/M	0.3%	2.0%	2.8%